

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

<u>Via E-mail</u>
Matthew Lane
Chief Executive Officer
Smart Server, Inc.
2956 Worden St.
San Diego, CA 92110

Re: Smart Server, Inc.
Registration Statement on Form S-1
Filed January 24, 2014
File No. 333-193523

Dear Mr. Lane:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   A review of your prospectus raises a question as to whether you are a "blank check" company. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." Please see Securities Act Release No. 33-6932 (April 28, 1992).

Your filing indicates that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no inventory and no employees (other than your sole executive officer). These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. As such, the offering should comply with Rule 419. Refer to Securities Act Rules Compliance and Disclosure Interpretation No. 616.02 for additional guidance. Revise the registration statement accordingly.

If you believe that you do not fall within the definition of a blank check company, supplementally provide us with a detailed explanation as to why Rule 419 does not apply. In addition, revise your registration statement to state that you do not consider yourself a blank check company. Further, include appropriate disclosure to demonstrate your status as a non-blank check company, including more robust disclosure regarding your business plan for the next twelve months. Finally, provide us supplementally with a copy of your business plan. We may have additional comments.

2.   Please revise the disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have no operations and no or nominal non-cash assets. See Rule 405 of Regulation C under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of such status, including the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities. Also, disclose your shell company status on your prospectus cover page and add a risk factor regarding the risks to security holders of such status.

Cover Page

3.   We note use of the defined term "the new shares" on the cover page. As this term is not used elsewhere in the prospectus, please remove it from the cover page or advise.

Prospectus Summary

Mobile Payment Solution App, page 2

4.   We note the statement in this section that your sole director and employee "will devote a significant portion of his time to the company going forward." Please revise to specify the number of hours per week that you anticipate he will devote to your business.

Risk Factors

As a result of placing your invested funds…, page 6

5.   Please expand this risk factor to disclose that the proceeds in the corporate account will become part of the bankruptcy estate in the event that you file for bankruptcy or your creditors file an involuntary bankruptcy petition against you.

We will require additional financing in order to implement our business plan…, page 13

6.   Please revise this risk factor to state the amount of cash held by the company as of the most recent practicable date and whether available funds will satisfy your working capital requirements for the next twelve months. Include a discussion of the minimum number of months that you will be able to conduct your planned operations, including funding your expenses as a publicly reporting company, using currently available capital resources. Also, state the extent to which you are currently using funds in your operations on a monthly basis. Provide similar disclosure in the Liquidity and Capital Resources discussion in MD&A.

Plan of Distribution, page 19

7.   We note that the offering proceeds will be held in a Wells Fargo account that is controlled by management rather than an escrow or trust account. Please tell us how you will be able to ensure prompt refunding of money to purchasers after the termination date or revise to include disclosure that the offering proceeds will be subject to the claims of creditors.

Description of Business

Business Development Summary, page 25

8.   You disclose in this section that you have developed your preliminary website. However, development of this website (http://smart-server.biz/) does not appear to be complete. We note, for example, that the website contains limited information about your company and your proposed product. Also, there appears to be extraneous text on the website and the links do not function. Accordingly, please revise your disclosure to indicate that your website is not yet fully operational, when you expect it to be operational and provide an estimate of the costs required to complete development. Make corresponding revisions to the risk factor on page 7 with the caption "a decline in the popularity of our website will negatively impact our business." Also, we note the disclosure on page 27 that you intend to generate advertising revenue through display, audio and video advertising on your website. Disclose when you expect to begin including such advertising on your website.

9.   We note that in addition to designing your website, you have begun the initial writing, design and programming of your mobile payment solution application. Please describe here and in the discussion of Mr. Lane's business experience on page 21 the source and level of Mr. Lane's technical expertise in developing mobile applications and websites. If the company has or is utilizing third parties to develop its website and/or mobile applications, describe the material details of your arrangements these third parties.

10.   Please expand your description of the operational aspects of the Smart Server application you intend to develop. As one example, discuss how the application will be integrated

with a restaurant's billing system and whether any customization of the application will be required.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 31

11.   Please tell us the source of funds that will be used to cover expenses to file required reports with the Securities and Exchange Commission and maintain status as a corporation in Nevada for the next 12 months.

12.   Please revise the second full paragraph to clarify, if accurate, that your ability to continue nominal operations for the next 12 months is not contingent upon the receipt of funds from this offering.

Milestones, page 28

13.   Please expand your discussion of Stage II of your business plan to provide a more detailed description of the activities you anticipate undertaking during this stage. Provide a timeline for completion and disclose the costs associated with completing each activity.

Certain Relationships and Related Party Transactions, page 34

14.   Please revise to disclose issuance of 5,000,000 shares of common stock to Mr. Lane.

15.   Please revise to disclose the related party consulting transaction referenced in the Summary Financial Information section on page 4. File any agreements related to this transaction, or a written description of the arrangement, as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Shares Eligible for Future Sale, page 33

16.   We note that you appear to be a shell company and are ineligible to rely on the safe harbor provided by Rule 144. Please revise to describe the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via E-mail</u>
      Donald J. Stoecklein, Esq.
      Stoecklein Law Group, LLP